SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940
The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:
Name: Tidal ETF Trust II

Address of Principal Business Office:

898 N. Broadway, Suite 2
Massapequa, NY 11758
Telephone Number (including area code): (844) 986-7676

Name and Address of Agent for Service of Process:

The Corporation Trust Company
1209 Orange Street
Corporation Trust Center
Wilmington, DE 19801
With Copies to:
Domenick Pugliese
Sullivan & Worcester LLP
1633 Broadway, 32nd Floor
New York, NY 10019
Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes [X] No [   ]
SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Milwaukee and the State of Wisconsin on the 22nd day of April 2022.
Tidal ETF Trust II
By: /s/ Eric W. Falkeis
Eric W. Falkeis
Sole Initial Trustee
Attest: /s/ Lissa M. Richter
Lissa M. Richter
Secretary